22004116

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing
MAR 04 2022
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68633

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ELM CAPITAL USA LIMITED

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7TH FLOOR, SOUTHWEST HOUSE, 11A REGENT STREET, ST JAMES
(No. and Street)

LONDON	UNITED KINGDOM	SW1Y 4LR
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ETIENNE DESHORMES	00442079018940	EDESHORMES@ELMCAPITAL.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cree Alessandri & Strauss CPA LLC
(Name – if individual, state last, first, and middle name)

20 Walnut Street, STE 301	Wellesley Hills	MA	02481
(Address)	(City)	(State)	(Zip Code)

October 30, 2018	6566
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, ETIENNE DESHORMES, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ELM CAPITAL USA LIMITED, as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Branch Austin LLP
32 St James's Street
London, SW1A 1HD

Signature:

Title:
CEO

TANIA AUSTIN
~~Notary Public~~ SOLICITOR AUTHORISED TO ADMINISTER OATHS

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Elm Capital USA Limited

Financial Statements

For the Year Ended December 31, 2021

Contents

Page

Report of Independent Registered Public Accounting Firm.......1

Statement of Financial Condition.............................2

Statement of Operations......................................3

Statement of Changes in Member's Equity......................4

Statement of Cash Flows 5

Notes to Financial Statements..............................6-9

SUPPLEMENTARY INFORMATION:

Schedule I: Computation of Net Capital Pursuant
to SEC Rule 15c3-1...............................10

Review Report of Independent Registered Public
Accounting Firm (required by SEC Rule 17a-5 for
Broker-Dealer claiming an exemption from
SEC Rule 15c3-3)..11

Managements Assertion Letter Regarding Exemption
under SEC Rule 15c3-3 12

Independent Registered Public Accounting Firm
Report on Agreed-Upon Procedures on Schedule
of assessments and payments (SIPC 7)..................13-14

Schedule of SIPC Assessments and Payments....................15

Cree Alessandri & Strauss
Certified Public Accountants LLC

Report of Independent Registered Public Accounting Firm

To the Member of
Elm Capital USA Limited

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Elm Capital USA Limited as of December 31, 2021, the related statements of operations, changes in Member's equity and cash flows for the year ended December 31, 2021, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Elm Capital USA Limited, as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Elm Capital USA Limited's management. Our responsibility is to express an opinion on Elm Capital USA Limited's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Elm Capital USA Limited in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplemental Schedule I - Computation of Net Capital Under SEC Rule 15c3-1 (page 10), has been subjected to audit procedures performed in conjunction with the audit of Elm Capital USA Limited's financial statements. The supplemental information is the responsibility of Elm Capital USA Limited's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedule I- Computation of Net Capital Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cree Alessandri & Strauss

We have served as Elm Capital USA Limited's auditor since December 31, 2018.

Cree Alessandri & Strauss CPAs LLC
February 14, 2022

20 Walnut Street, Suite 301, Wellesley Hills, MA 02481
T: 781-480-1517 F: 781-480-1525 www.cascpallc.com

Elm Capital USA Limited
Statement of Financial Condition
December 31, 2021

Assets

Current assets:		
Cash & cash equivalents	$	195,762
Accounts Receivable		121,222
Prepaid expenses		2,165
Total Assets	$	319,149

Liabilities and Member's Equity

Current liabilities:		
Accounts payable and accrued expenses	$	51,649
Total liabilities		51,649
Member's equity		267,500
Total Liabilities and Member's Equity	$	319,149

Elm Capital USA Limited
Statement of Operations
For the year ended December 31, 2021

Revenues:	
Fee Income	$ 603,240
Total Operating revenue	603,240
Expenses:	
Employee compensation and benefits (related party)	174,112
Regulatory fees	4,179
Occupancy and equipment rental (related party)	13,526
Other Expenses	15,062
Professional fees	35,550
Total Operating expenses	242,429
Other Income:	
Gain/(Loss) Exchange rate	10,010
Total Other Income	10,010
Net income before Income taxes	370,821
Provision for income tax (foreign)	19,180
Net Income	$ 351,641

The Report of the Independent Registered Public Accounting Firm and notes are an integral part of these financial statements.

Elm Capital USA Limited
Statement Of Changes In Member's Equity
For the year ended December 31, 2021

Beginning Member's equity	$ 384,678
Net income	351,641
Dividend Payments	(468,819)
Member's equity, December 31, 2021	$ 267,500

Elm Capital USA Limited
Statement Of Cash Flows
For the year ended December 31, 2021

Cash flows from operating activites:		
Net income	$	351,641
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Accounts Receivable		74,311
Prepaid expenses		3,304
Increase (decrease) in:		
Accounts payable and accrued expenses		(10,164)
Net cash provided by operating activities		419,092
Cash flows from financing activites:		
Dividend payment		(468,819)
Net cash (used) by financing activities		(468,819)
Net increase in cash		(49,726)
Cash, beginning		245,488
Cash, ending	$	195,762
Cash paid during the year for:		
Interest	$	-
Taxes	$	19,180

The Report of the Independent Registered Public Accounting Firm and notes are an integral part of these financial statements.

1. NATURE OF BUSINESS

Elm Capital USA Limited (the company) is a United Kingdom private limited company incorporated on May 20, 2010. The Company advises private equity funds and private equity advisors. It specializes in advising General Partners in fundraising and provides advisory services for the secondary sales of private equity funds, companies portfolio of funds and portfolio of companies. The Company operates in the United States of America as a member of FINRA, which they became on January 28, 2011. They are also an appointed representative of Elm Capital Associates Ltd (a UK limited company) in the UK.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Income Taxes

There is a provision for income taxes. The Company will file income tax returns in the United Kingdom. The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the company assess the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

Basis of Accounting

The accompanying financial statements are prepared in accordance with accounting principals generally accepted in the U.S. (GAAP) on the accrual basis of accounting.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts in the United Kingdom. The company has not experienced any losses in such accounts.

3. CASH AND CASH EQUIVALENTS

For the purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company places its temporary cash investments with high credit quality financial institutions. At times such investments may be in excess of the Federal insurance Deposit Corporation (FDIC) insurance limit.

4. NET CAPITAL

As a broker/dealer, the company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $143,616 at December 31, 2021, which exceeds required net capital of $5,000 by $138,616. The ratio of aggregate indebtedness to net capital at December 31, 2021 was .36 to 1.0.

5. REVENUE RECOGNITION POLICY

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. Fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met.

6. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 14, 2022, the date on which the financial statements were available to be issued.
A dividend was dealared and paid in January 2022 in the amount of £72,500 or $99,776.

7. CONCENTRATIONS IN SALES

In 2021, two clients accounted for 100% of total revenues.

8. RELATED PARTY TRANSACTIONS

Certain expenses are shared with the Company's affiliate, Elm Capital Associates Limited. These expenses are rent, office expenses, other general and administrative expenses and salaries. For the year ended December 31, 2021, $197,089 of shared expenses were incurred and offset against prior receivables from the affiliate. At December 31, 2021 the Company owed it's affiliate $0.

Elm Capital USA Ltd (the Company) and Elm Capital Associates Ltd are both entirely owned by Elm Capital Holding Ltd. As of December 31, 2021, Etienne Deshormes beneficially owned 71.95% of Elm Capital Holding Ltd.

For the year ended December 31, 2021 $0 of the fee income was earned from Elm Capital Associates Ltd. The company had outstanding accounts receivable of which $7,507 was due from Elm Capital Associates LTD.

9. ACCOUNTS RECEIVABLE

Accounts receivable is recorded at the amount the company expects to collect on balances outstanding at year-end. The members closely monitor outstanding balances and write off, as of year-end, all balances over a year old that have not been collected by the time the financial statements are issued.

10. INCOME TAXES

The components of current income tax expense for the year ended December 31, 2021 is as follows:

	2021
Foreign (UK)	$39,722

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

The company's financial instruments are cash and cash equivalents and accounts receivable. The recorded values of cash and cash equivalents and accounts receivable approximate their fair values based on their short-term nature.

12. FOREIGN CURRENCY CONVERSION

Transactions are converted into U.S. dollars on the transaction date. Foreign exchange gain or loss is recorded on the date the revenue is received and expenses are paid. Certain balance sheet accounts were converted as of December 31, 2021.

13. EXPENSE SHARING AGREEMENT

There is an expense sharing agreement between an affiliate (Elm Capital Associates Limited) and the Company for rent, other general and administrative costs and salaries. The Company is responsible for paying ordinary and necessary costs of a broker dealer including legal and audit fees, FINRA and state registration fees, SIPC, insurance, bonding premiums, employee commissions or variable compensation.

14. COMMITMENTS & CONTINGENCIES

The firm has no commitments or contingencies at December 31, 2021.

15. EXEMPTION FROM RULE 15c3-3

The Company does not claim an exemption under paragraph (k)of 17 C.F.R. § 240. 15c3-3. The Company is relying on Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

The Company did not maintain possession or control of any customer funds or securities from inception through December 31, 2021.

16. COVID 19

In early March 2020, the COVID-19 virus was declared a global pandemic, resulting in federal, state and local governments mandating various restrictions. Due to public health concerns, and guidelines, in-person programing and events were suspended or curtailed. The Board and Management are continuing to monitor operational and financial contingency plans to address interruptions in the mission critical programming caused by the emergency. The Company's priorities are to ensure the safety of our staff, and clients, and future ongoing operations. While the disruption is currently expected to be temporary, there is considerable uncertainty around the duration of the restrictions, and the related financial impact cannot be estimated at this time.

SUPPLEMENTARY INFORMATION

Elm Capital USA Limited
Supplemental Schedule I
Computation Of Net Capital Pursuant To
Uniform Capital Rule 15c3-1
December 31, 2021

Member's equity	$ 267,500
Non-allowable assets:	
Accounts Receivable	121,222
Prepaid expenses	2,165
Net capital before haircuts	144,113
Haircuts on securities	-
Haircuts on Foreign Currency	497
Net capital	143,616
Minimum capital requirements the greater of 6-2/3% aggregate indebtedness of $61,813 or $5,000	5,000
Excess net capital	$ 138,616
Ratio of aggregate indebtedness to net capital	.36 to 1
Aggregate Indebtedness	
Accounts payable and accrued expenses	$ 51,649
Total aggregate indebtedness	$ 51,649

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2021.

Cree Alessandri & Strauss
Certified Public Accountants LLC

Review Report of Independent Registered Public Accounting Firm
(Required by SEC Rule 17a-5 for a Broker-Dealer
not claiming an exemption from SEC Rule 15c3-3)

To: The Member of
Elm Capital USA Limited

We have reviewed management's statement, included in the accompanying "Financial and Operational Combined Uniform Single Report – Part IIA, Exemptive Provision under Rule 15c3-3" in which (1) Elm Capital USA Limited (Company) identified the following provisions of 17 C.F.R. §15c3-3 under which Elm Capital USA Limited does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 (exemption provisions) and (2) Elm Capital USA Limited is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to:

a. Broker selling tax shelters or limited partnerships in primary distributions.
b. Broker selling tax shelters or limited partnerships in secondary markets.

and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2021, without exception. Elm Capital USA Limited's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Elm Capital USA Limited's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in Footnote 74 of the SEC Release No. 34-70073 under the Securities Exchange Act of 1934.

Cree Alessandri + Strauss

We have served as Elm Capital USA Limited's auditor since December 31, 2018.

Cree Alessandri & Strauss CPAs LLC
February 14, 2022

20 Walnut Street, Suite 301, Wellesley Hills, MA 02481
T: 781-480-1517 F: 781-480-1525 www.cascpallc.com

Elm Capital USA Limited Exemption Report

Elm Capital USA Limited (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and
2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to:
   a. Broker selling tax shelters or limited partnerships in primary distributions
   b. Broker selling tax shelters or limited partnerships in secondary markets

   and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Elm Capital USA Limited

I, Etienne Deshormes, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

DocuSigned by:
Etienne Deshormes
D9A8071E8AB1488...

03-Feb-2022 | 3:50 PM GMT

Etienne Deshormes

Date

CEO

Cree Alessandri & Strauss
Certified Public Accountants LLC

Independent Registered Public Accounting Firm Report on Agreed-Upon Procedures on schedule of assessments and payments (Form SIPC-7)

To the Member of
Elm Capital USA Limited

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Elm Capital USA Limited and the SIPC, solely to assist you and SIPC in evaluating Elm Capital USA Limited's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Elm Capital USA Limited's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences.
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

20 Walnut Street, Suite 301, Wellesley Hills, MA 02481
T: 781-480-1517 F: 781-480-1525 www.cascpallc.com

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Elm Capital USA Limited's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cree Alessandri + Strauss

We have served as Elm Capital USA Limited's auditor since December 31, 2018.

Cree Alessandri & Strauss CPAs LLC
February 14, 2022

Cree Alessandri & Strauss, Certified Public Accountants LLC
20 Walnut Street, Suite 301, Wellesley Hills, MA 02481
T: 781-480-1517 F: 781-480-1525 www.cascpallc.com

Elm Capital USA Limited
Schedule of SIPC Assessments And Payments
From January 1, 2021 To December 31, 2021

	Date Paid	Payment	Annual Assessment Per Report
SIPC-6 General assessment for January 1, 2021 to June 30, 2021	7/19/2021	$ 734	$ 734
SIPC-7 General Assessment Reconciliation for July 1, 2021 to December 31, 2021	2/2/2022	171	171
		$ 905	$ 905

The Report of the Independent Registered Public Accounting Firm and notes are an integral part of these financial statements.